U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934


                              For October 30, 2002

                          Crosswave Communications Inc.

                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F__X__    Form 40-F___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes____               No__X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______



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          Crosswave's CEO Featured by WallStreetReporter.Com

    NEW YORK--(BUSINESS WIRE)--Oct. 29, 2002--Crosswave Communications
Inc. ("Crosswave", NASDAQ: CWCI), today announced that its Chief
Executive Officer, Akio Onishi, was interviewed today by the Wall
Street Reporter.
    That interview can now be accessed by shareholders and other interested investors at http://www.wallstreetreporter.com. The audio interview will be available until November 5, 2002. The in-depth interview discussed Crosswave's recent corporate developments including differentiation in the Japanese competitive corporate broadband WAN market, as well as the Company's strategy for future growth.
    The Wall Street Reporter Magazine is a premier information source for professional investors seeking successful new investment ideas. Each day we interview CEO's of public companies and selected private companies. Our in-depth, unbiased, unscripted interviews deliver a first hand perspective that enables investors to make intelligent and informed investment decisions. In 1996 the company launched the first Internet site to feature CEO interviews. Since that time Wall Street Reporter has conducted more than 15,000 interviews that have been heard by millions of investors worldwide.

    About Crosswave

    Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ,
NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.
    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: Crosswave Communications Inc.
             Ms Kayoko Miyako, +81-3-5205-4580
             Fax: +81-3-5205-4581
             press@cwc.co.jp
             http://www.cwc.co.jp/



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Crosswave Communications Inc.

Date:  October 30, 2002               By:   /s/  Koichi Suzuki
                                         ------------------------------------
                                                 Koichi Suzuki
                                                 President







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